December 2, 2011

John Nolan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:                             First National Community Bancorp, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

File No. 000-53869

Dear Mr. Nolan:

First National Community Bancorp, Inc. (the “Company”) has carefully considered the additional questions raised during a telephone conference call on October 26, 2011 with respect to the above-referenced filings.  On behalf of the Company, I respectfully provide the Company’s response to your comment requesting additional information with respect to the impact on operations of the Company’s remediation efforts under the Stipulation and Consent to the Issuance of a Consent Order (the “Order”) with the Office of the Comptroller of the Currency (“OCC”) and under the written Agreement (the “Agreement”) with the Federal Reserve Bank of Philadelphia.

In connection with responding to your comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Management’s Response

In response to your comment, the Order and the Agreement have not and are not expected to have an impact on the Company’s ability to attract and maintain deposits or the Company’s cost of funds.  In order to meet the increased capital requirements imposed under the Order and the Agreement, however, unless the Company is able to raise additional capital, the Company could be limited in the aggregate amount of loans it can have outstanding, which may constrain loan growth.  While it is not anticipated that the Order and the Agreement will have an immediate impact on the Company’s net interest margin, the overall cost of compliance with the Order and the Agreement will continue to impact profitability at least through the end of 2012.

The Company has disclosed the impact on its operations of compliance with the Order and the Agreement in “Business” under the subheadings “Supervision and Regulation — Supervisory Actions” in the amended annual report on Form 10-K for the year ended December 31, 2009, and it has also provided substantially similar disclosure in Note 4 — Regulatory Matters in the notes to the consolidated financial statements (as restated) in its amended quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2010 and June 30, 2010.  The Company will continue to assess the impact of complying with the Order and the Written Agreement on its current and future operations and will disclose any material impact in future filings.

Please do not hesitate to call me at (570) 348-6438 if you have any questions regarding the above.

Sincerely,

/s/ Edward J. Lipkus III
Edward J. Lipkus III
Executive Vice President and
Chief Financial Officer

cc:	Jerry A. Champi, First National Community Bancorp, Inc.
Stephen T. Burdumy, Drinker Biddle & Reath LLP
Walter J. Mostek, Jr., Drinker Biddle & Reath LLP
Sharon Blume, Securities and Exchange Commission